FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-13

Sent: Wednesday, February 16, 2022 10:00 AM
Subject: BMARK 2022-B33 -- New Issue Announcement (Public)(external)

BMARK 2022-B33 -- New Issue Announcement (Public)(external)

$876.824mm Fixed Rate CMBS Offering

Joint Bookrunners & Co-Lead Managers: Goldman Sachs & Co. LLC, J.P. Morgan, Deutsche Bank, Citigroup

Co-Managers: Academy Securities, Drexel Hamilton

Offered Certificates – Public

Class	Moody’s/Fitch/KBRA	Size($mm)	WAL(yr)	C/E	LTV	NOI DY
A-1	Aaa(sf)/AAAsf/AAA(sf)	2.830	2.46	30.000%	37.2%	16.7%
A-2	Aaa(sf)/AAAsf/AAA(sf)	210.203	4.82	30.000%	37.2%	16.7%
A-3-1	Aaa(sf)/AAAsf/AAA(sf)	48.924	6.85	30.000%	37.2%	16.7%
A-4	Aaa(sf)/AAAsf/AAA(sf)	*See Below*		30.000%	37.2%	16.7%
A-5	Aaa(sf)/AAAsf/AAA(sf)	*See Below*		30.000%	37.2%	16.7%
A-SB	Aaa(sf)/AAAsf/AAA(sf)	8.707	7.49	30.000%	37.2%	16.7%
A-S	Aa2(sf)/AAAsf/AAA(sf)	114.751	9.92	18.875%	43.2%	14.4%
B	NR/AA-sf/AA-(sf)	50.285	9.92	14.000%	45.8%	13.6%
C	NR/A-sf/A-(sf)	38.680	9.92	10.250%	47.7%	13.0%

* The exact initial certificate balances of the Class A-4 and Class A-5 certificates are unknown and will be determined based on the final pricing of those classes of certificates. However, the respective initial certificate balances, weighted average lives and principal windows of the Class A-4 and Class A-5 certificates are expected to be within the applicable ranges reflected in the following chart. The initial aggregate certificate balance of the Class A-4 and Class A-5 certificates is expected to be approximately $402,444,000, subject to a variance of plus or minus 5%.

Class	Exp. Range of Size($mm)	Exp. Range of WAL(yr)
A-4	$ 0.000 - $102.000	NAP - 9.82
A-5	$300.444 - $402.444	9.85

Collateral Summary

Initial Pool Balance:	$1,085,764,056
Number of Mortgage Loans:	44
Number of Mortgaged Properties:	116
Average Cut-off Date Mortgage Loan Balance:	$24,676,456
Weighted Average Mortgage Interest Rate:	3.63459%
Weighted Average Remaining Term to Maturity Date/ARD (mos):	03
Weighted Average Remaining Amortization Term (mos):	360
Weighted Average Cut-off Date LTV Ratio:	53.2%
Weighted Average Maturity Date/ARD LTV Ratio:	52.5%
Weighted Average Underwritten DSCR Ratio:	2.96x
Weighted Average Debt Yield on Underwritten NOI:	11.7%
% of Mortgage Loans with Mezzanine Debt:	4.2%
% of Mortgage Loans with Subordinate Debt:	9.5%
% of Mortgage Loans with Preferred Equity:	0.0%
% of Mortgaged Properties with Single Tenants:	5.3%

Top 5 Property Types:	38.9% Office, 21.0% Retail, 11.6% Industrial, 9.9% Hospitality, 7.1% Multifamily

Top 5 States:	23.2% CA, 17.3% NY, 7.6% MI, 7.4% NJ, 7.3% FL

Loan Sellers:	Citi Real Estate Funding Inc. (35.7%);
Goldman Sachs Mortgage Company (26.0%);
JPMorgan Chase Bank, N.A. (19.0%);
German American Capital Corporation (11.9%);
German American Capital Corporation & Citi Real Estate Funding Inc. (7.4%)

Certificate Summary

U.S. Risk Retention:	For a discussion of the manner by which Goldman Sachs Mortgage
Company, as retaining sponsor, intends to satisfy the credit risk requirements of the Credit Risk Retention Rules, see
“Credit Risk Retention” in the Preliminary Prospectus.
EU Risk Retention:	The transaction is not structured to satisfy the EU Risk
Retention and Due Diligence Requirements
Master Servicer:	Midland Loan Services, a Division of PNC Bank, NA
Special Servicer:	Midland Loan Services, a Division of PNC Bank, NA
Operating Advisor:	Park Bridge Lender Services LLC
Asset Representations Reviewer:	Park Bridge Lender Services LLC

Anticipated Timing

Anticipated Pricing: Week of February 21, 2022

Anticipated Closing: March 15, 2022

Preliminary Offering Materials

Term Sheet: Attached

Annex A: Attached

Preliminary Prospectus: Expected February 17, 2022

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and neither the issuer, Goldman Sachs nor any of their affiliates accept liability or responsibility for any alteration or change. Use of e-mail is at your own risk and it is important for you to protect against viruses.

Information, if any, contained herein or that we may otherwise provide to you regarding investor demand in the offering speaks only as of the time it is provided. Such information may be based on indications of interest that are subsequently amended or withdrawn. Also, the amount of securities, if any, allocated to an investor may be less than the amount for which the investor indicated interest in the offering. Note too that the aggregate amount of securities distributed in initial investor allocations may be less than the total amount of securities underwritten in the offering.

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The foregoing also applies to any information provided in any subsequent discussion with you about the contents of this communication, regardless of the means of such subsequent discussion.

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